As filed with the Securities and Exchange Commission on
                         December 29, 1999
                                   Registration No. 333-
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                            --------------------
                                 FORM S-3
                          REGISTRATION STATEMENT
                                   Under
                         THE SECURITIES ACT OF 1933
                           ----------------------
                     HOME PROPERTIES OF NEW YORK, INC.
            (Exact name of registrant as specified in charter)
                         ------------------------
Maryland                                       16-1455126
(State or other jurisdiction of              (I.R.S. Employer
 incorporation or organization)              Identification No.)

                       850 Clinton Square Rochester,
                               New York 14604
                              (716) 546-4900
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            -------------------
                          Ann M. McCormick, Esq.
               Vice President, Secretary and General Counsel
                     Home Properties of New York, Inc.
                             850 Clinton Square
                         Rochester, New York 14604
                              (716) 246-4105
                         Facsimile (716) 232-3147
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                            -------------------
                                Copies to:
                         Deborah McLean Quinn, Esq.
                             Nixon Peabody LLP
                            1300 Clinton Square
                         Rochester, New York 14604
                              (716) 263-1307
                         Facsimile (716) 263-1600
                             ----------------
Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

If only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. / /

 If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                      CALCULATION OF REGISTRATION FEE
Title of Each      Proposed        Proposed
Class of           Amount to       Maximum         Maximum
Securites to be    be              Offering Price  Aggregate      Registra-
Registered         Registered      Share (1)       Offering Price tion Fee
--------------     ----------      -------------   -------------- --------
Common Stock
 par value $.01   1,679,543 sh.   $ 26.875         $45,137,718.12 $11,916.36

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and based upon the prices reported on the New York Stock Exchange on December 27, 1999 of $26.875.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                             1,679,543 Shares

                     HOME PROPERTIES OF NEW YORK, INC.

                               COMMON STOCK

     This Prospectus relates to the offering and sale of 1,679,543 shares of Common Stock, par value $.01 per share, of Home Properties of New York, Inc. by the person which holds those shares. See "Selling Shareholder." We will not receive any proceeds of the sale of the shares offered hereby. The Common Stock is listed on the New York Stock Exchange ("NYSE") under the symbol "HME." The last reported sale price of the Common Stock on the NYSE was $26.875 on December 27, 1999.

     We have agreed to register the shares of Common Stock which may be issued to the Selling Shareholder upon conversion of the 2,000,000 shares of Series B Cumulative Convertible Preferred Stock of Home Properties held by the Selling Shareholder and to pay the costs of the registration. See "Plan of Distribution."

     The price and the commissions (if any) paid in connection with any sale will be on terms to be determined at the time of each sale. We will not receive any of the proceeds of any sales of the shares offered by the Selling Shareholder.

     There is no public market for our Series A Convertible Preferred Stock or our Series B Cumulative Convertible Preferred Stock. The preferred stock has priority over the common stock in the payment of dividends and in the event of liquidation, is non-voting except in limited circumstances and is convertible into common stock. See "Description of Capital Stock."
                           ---------------------

  PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATERIAL RISKS SET
     FORTH UNDER "RISK FACTORS" BEGINNING ON PAGE 4 OF THIS PROSPECTUS

  NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY
                           IS A CRIMINAL OFFENSE
                           ---------------------
             The date of this Prospectus is December __, 1999.

                             TABLE OF CONTENTS

Home Properties                                        1
Risk Factors                                           2
Where You Can Find More Information                    8
Special Note Regarding Forward-Looking Statements      10
Selling Shareholder                                    10
Description of Capital Stock                           10
Common Stock                                           11
Preferred Stock                                        12
Restriction on Transfer Ownership Limits               14
Ownership Reports                                      16
Certain Other Provisions of Maryland Law and
   Charter Documents                                   16
Federal Income Tax Considerations                      18
Taxation of Home Properties                            19
Failure to Qualify                                     28
Taxation of Taxable U.S. Stockholders                  28
Dispositions of Common Stock                           30
Backup Withholding                                     30
Taxation of Tax-Exempt Stockholders                    30
Taxation of Non-U.S. Stockholders                      31
Tax Aspects of the Operating Partnership               35
Other Tax Consequences                                 39
Ratio of Earnings to Combined Fixed Charges and
   Preferred Dividends                                 40
Plan of Distribution                                   40
Experts                                                41

     THE FOLLOWING INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE MORE DETAILED INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED HEREIN OR THEREIN BY REFERENCE. REFERENCES TO "HOME PROPERTIES," "WE" OR "US" IN THIS PROSPECTUS MEAN, EXCEPT AS THE CONTEXT OTHERWISE REQUIRES, HOME PROPERTIES OF NEW YORK, INC., A MARYLAND CORPORATION, HOME PROPERTIES OF NEW YORK, L.P., A NEW YORK LIMITED PARTNERSHIP (THE "OPERATING PARTNERSHIP"), HOME PROPERTIES TRUST, A MARYLAND TRUST (THE "TRUST"), HP MANAGEMENT, INC., A MARYLAND CORPORATION ("HP MANAGEMENT"), CONIFER REALTY CORPORATION, A MARYLAND CORPORATION ("CONIFER REALTY" AND, TOGETHER WITH HP MANAGEMENT, THE "MANAGEMENT COMPANIES"), AND ALL OTHER SUBSIDIARIES OF HOME PROPERTIES ON A CONSOLIDATED BASIS.


                              HOME PROPERTIES

     Home Properties is a fully integrated, self-administered, and self-managed real estate investment trust specializing in apartment communities in select Northeast, Midwest, and Mid-Atlantic markets. We currently operate 292 communities containing 45,475 apartment units. Of these, 33,807 units in 126 communities are wholly owned directly or indirectly by Home Properties, 7,710 units are partially owned and managed by Home Properties as general partner, and 3,958 units are managed for other owners. The communities are located throughout the Northeastern quadrant of the United States, including New York, Michigan, Pennsylvania, Maryland, New Jersey, Virginia, Connecticut, Maine, Ohio, Illinois, Indiana, and Delaware. In addition, Home Properties manages 1.7 million square feet of commercial space. We refer to the owned and managed properties as the "Properties".

     Home Properties has a strategy of acquiring apartment communities at prices significantly below replacement costs and repositioning them for long-term growth. Home Properties focuses on stable markets with limited new construction activity, where the majority of the existing multifamily housing stock is over 20 years old. Home Properties' communities, which generally have brick exteriors and mature landscaping, are typically located in established suburban neighborhoods. With a commitment to customer service and the ability to provide quality housing at affordable prices, Home Properties' communities appeal to a broad range of senior and middle-income residents. Home Properties maintains 11 regional property management offices that provide support for the on-site property management teams.

     Home Properties, which was incorporated under the laws of the State of Maryland in November 1993, was formed to continue and expand the multifamily apartment community investment, management acquisition and development operations of Home Leasing Corporation. In 1996, Home Properties combined its operations with those of Conifer Realty Inc. and its affiliates, an owner and operator of multifamily communities with an expertise in the area of government-assisted and affordable housing. Home Properties and its predecessors have operated multifamily communities for over 30 years and its 24 officers have been employed by such entities for an average of 13 years. As of December 15, 1999, Home Properties had approximately 1,920 employees.




                               RISK FACTORS

     An investment in the Common Stock of Home Properties involves various risks. In addition to general investment risks and those factors set forth elsewhere in this Prospectus, prospective investors should consider, among other things, the following factors:

ASSIMILATION OF A SUBSTANTIAL NUMBER OF NEW ACQUISITIONS CREATES
MANAGEMENT AND OPERATIONAL RISKS.

     Since its formation, Home Properties has undertaken a strategy of aggressive growth through acquisitions. Home Properties' ability to manage its growth effectively requires us, among other things, to successfully apply its experience in managing its existing portfolio to an increased number of properties. In addition, we will be required to successfully manage the integration of a substantial number of new personnel. There can be no assurances that Home Properties will be able to integrate and manage these operations effectively or maintain or improve on their historical financial performance.

REAL ESTATE FINANCING RISKS

     OUR REAL ESTATE IS MORTGAGED AND REQUIRES SUBSTANTIAL CASH FLOW
FOR DEBT SERVICE. Home Properties is subject to the customary risks associated with debt financing including the potential inability to refinance existing mortgage indebtedness upon maturity on favorable terms. If a property is mortgaged to secure payment of indebtedness and we are is unable to meet its debt service obligations, the property could be foreclosed upon. This could adversely affect Home Properties' cash flow and, consequently, the amount available for distributions to stockholders.

     OUR DEBT IS NOT LIMITED BY OUR CHARTER AND COULD BE INCREASED WITHOUT A VOTE OF SHAREHOLDERS. The Board of Directors has adopted a policy of limiting Home Properties' indebtedness to approximately 50% of its total market capitalization (i.e., the market value of issued and outstanding shares of Common Stock and limited partnership interests in the Operating Partnership ("Units") plus total debt), but the organizational documents of Home Properties do not contain any limitation on the amount or percentage of indebtedness, funded or otherwise, we may incur.
Accordingly, the Board of Directors could alter or eliminate its current policy on borrowing. If this policy were changed, Home Properties could become more highly leveraged, resulting in an increase in debt service that could adversely affect our ability to make expected distributions to its stockholders and an increased risk of default on our indebtedness. Home Properties' debt to total market capitalization ratio fluctuates based on the timing of acquisitions and financings. Our bank agreements and certain agreements with holders of our preferred stock limit the amount indebtedness Home Properties may incur.

     OUR DEBT IS NOT FULLY SELF-AMORTIZING AND WILL REQUIRE REFINANCING. Home Properties is subject to the risks normally associated with debt financing, including the risk that our cash flow will be insufficient to meet the required payments of principal and interest. Because much of the financing is not fully self-amortizing, we anticipate that only a portion of the principal of Home Properties' indebtedness will be repaid prior to maturity. So, we will need to refinance debt. Accordingly, there is a risk that we will not be successful in refinancing existing indebtedness or that the terms of such refinancing will not be as favorable as the terms of the existing indebtedness.
Home Properties aims to stagger its debt maturities with the goal of minimizing the amount of debt which must be refinanced in any year.

REAL ESTATE INVESTMENT RISKS

     CASH FLOW FROM OUR APARTMENT COMMUNITIES IS SUBJECT TO
FLUCTUATIONS BASED ON FACTORS OVER WHICH WE HAVE NO CONTROL. Real property investments are subject to varying degrees of risk. If our communities do not generate revenues sufficient to meet operating expenses, including debt service and capital expenditures, Home Properties' cash flow and ability to make distributions to its stockholders will be adversely affected. A multifamily apartment community's revenues and value may be adversely affected by the general economic climates; the local economic climate; local real estate considerations (such as over supply of or reduced demand for apartments); the perception by prospective residents of the safety, convenience and attractiveness of the communities or neighborhoods in which they are located and the quality of local schools and other amenities; and increased operating costs (including real estate taxes and utilities). Certain significant fixed expenses are generally not reduced when circumstances cause a reduction in income from the investment.

     RENTALS AT OUR APARTMENT COMMUNITIES DEPEND ON OUR ABILITY TO
ATTRACT AND RETAIN TENANTS AND THEIR ABILITY TO PAY RENTS. Home Properties is dependent on rental income to pay operating expenses and to generate cash to enable Home Properties to make distributions to its stockholders. If we are unable to attract and retain residents or if our residents are unable, due to an adverse change in the economic condition of the region or otherwise, to pay their rental obligations, our ability to make expected distributions will be adversely affected.

     APARTMENT COMMUNITIES ARE RELATIVELY ILLIQUID. Real estate investments are relatively illiquid and, therefore, Home Properties has limited ability to vary its portfolio quickly in response to changes in economic or other conditions. In addition, the prohibition in the Code on REITs holding property for sale and related regulations may affect our ability to sell properties without adversely affecting distributions to stockholders. A significant number of our properties were acquired using Units restrict our ability to sell such properties in transactions which would create current taxable income to the former owners.

     COMPLIANCE WITH LAWS AND REGULATIONS CAN REQUIRE CAPITAL
EXPENDITURES IN EXCESS OF BUDGET. Many laws and governmental regulations are applicable to the Properties and changes in these laws and regulations, or their interpretation by agencies and the courts, occur frequently. Under the Americans with Disabilities Act of 1990
(the "ADA"), all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. These requirements became effective in 1992. Compliance with the ADA requires removal of structural barriers to handicapped access in certain public areas of the Properties, where such removal is "readily achievable." The ADA does not, however, consider residential properties, such as apartment communities, to be public accommodations or commercial facilities, except to the extent portions of such facilities, such as a leasing office, are open to the public. A number of additional federal, state and local laws exist which also may require modifications to the Properties, or restrict certain further renovations thereof, with respect to access thereto by disabled persons. For example, the Fair Housing Amendments Act of 1988 (the "FHAA") requires apartment communities first occupied after March 13, 1990 to be accessible to the handicapped. Noncompliance with the ADA or the FHAA could result in the imposition of fines or an award of damages to private litigants. Although management believes that the Properties are substantially in compliance with present requirements, Home Properties may incur additional costs in complying with the ADA for both existing properties and properties acquired in the future. Home Properties believes that the Properties that are subject to the FHAA are in compliance with such laws.

     Under the federal Fair Housing Act and state fair housing laws, discrimination on the basis of certain protected classes is prohibited. Home Properties has a policy against any kind of discriminatory behavior and trains its employees to avoid discrimination or the appearance of discrimination. There is no assurance, however, that an employee will not violate Home Properties' policy against discrimination and violate the fair housing laws. Such a violation could subject Home Properties to legal action and the possible awards of damages.

     Under various laws, ordinances and regulations relating to the protection of the environment, a current or previous owner or operator of real estate may be held liable for the costs of removal or remediation of certain hazardous or toxic substances located on, under or in the property. These laws often impose liability without regard to whether the owner or operator was responsible for, or even knew of, the presence of such substances. The presence of contamination from hazardous or toxic substances, or the failure to remediate such contaminated property properly, may adversely affect the owner's ability to rent or sell the property or use the property as collateral. Independent environmental consultants conducted "Phase I" environmental audits (which involve visual inspection but not soil or groundwater analysis) of substantially all of the Properties owned by Home Properties prior to their acquisition by Home Properties. The Phase I audit reports did not reveal any significant issues of environmental concern, nor are we aware of any environmental liability that we believes would have a material adverse effect on Home Properties. There is no assurance that Phase I reports would reveal all environmental liabilities or that environmental conditions not known to us may exist now or in the future on existing properties or those subsequently acquired which would result in liability to Home Properties for remediation or fines, either under existing laws and regulations or future changes to such requirements. If compliance with the various laws and regulations, now existing or hereafter adopted, exceeds our budgets for such items, our ability to make expected distributions could be adversely affected.

     COMPETITION FOR RESIDENTS MAY ADVERSLEY EFFECT CASH FLOW. Home Properties plans to continue to acquire additional multifamily residential properties in the Northeast, Midwest and Mid-Atlantic regions of the United States. There are a number of multifamily developers and other real estate companies that compete with Home Properties in seeking properties for acquisition, prospective residents and land for development. Most of our Properties are in developed areas where there are other properties of the same type. Competition from other properties may affect Home Properties' ability to attract and retain residents, to increase rental rates and to minimize expenses of operation. Virtually all of the leases for the Properties are short-term leases (i.e., one year or less).

     UNINSURED LOSSES MAY REQUIRE UNBUDGETED EXPENSES. Certain extraordinary losses may not be covered by Home Properties' comprehensive liability, fire, extended and rental loss insurance.
If an uninsured loss occurred, we could lose our investment in and cash flow from the affected Property (but would be required to repay any indebtedness secured by that Property and related taxes and other charges).

FEDERAL INCOME TAX RISKS.

     WE BELIEVE, BUT CANNOT GUARANTEE, THAT WE QUALIFY AS A REIT.
We believe that we have been organized and have operated in such manner so as to qualify as a REIT under the Internal Revenue Code, commencing with our taxable year ending December 31, 1994. A REIT generally is not taxed at the corporate level on income it currently distributes to its shareholders as long as it distributes currently at least 95% of its taxable income (excluding net capital gain). This requirement will be reduced to 90% in years beginning after December 31, 2000. No assurance can be provided, however, that we will qualify as a REIT or that new legislation, Treasury Regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of such qualification.

     Required distributions and payments. In order to continue to qualify as a REIT, we currently are required each year to distribute to our shareholders at least 95% of our taxable income (excluding net capital gain), and we will be required to distribute 90% of this amount for years beginning after December 31, 2000. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which certain distributions made by us with respect to the calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income for that year, and any undistributed taxable income from prior periods. We intend to make distributions to our shareholders to comply with the 95% distribution requirement and to avoid the nondeductible excise tax and will rely for this purpose on distributions from the Operating Partnership. However, differences in timing between taxable income and cash available for distribution could require us to borrow funds or to issue additional equity to enable us to meet the 95% distribution requirement (and therefore to maintain our REIT status) and to avoid the nondeductible excise tax.
The Operating Partnership is required to pay (or reimburse us, as its general partner, for) certain taxes and other liabilities and expenses that we incur, including any taxes that we must pay in the event we were to fail to qualify as a REIT. In addition, because we are unable to retain earnings (resulting from out distribution requirements), we will generally be required to refinance debt that matures with additional debt or equity. There can be no assurance that any of these sources of funds, if available at all, would be available to meet our distribution and tax obligations.

     Adverse consequences of our failure to qualify as a REIT. If we fail to qualify as a REIT, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. In addition, unless entitled to relief under certain statutory provisions, we will be disqualified from treatment as a REIT for the four taxable years following the year during which REIT qualification is lost. The additional tax burden on us would significantly reduce the cash available for distribution by us to our shareholders. Our failure to qualify as a REIT could reduce materially the value of our common stock and would cause all our distributions to shareholders to be taxable as ordinary income to the extent of our current and accumulated earnings and profits (although, subject to certain limitations under the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction with respect to these distributions). See "Failure to Qualify."

     The Operating Partnership's failure to qualify as a partnership. We believe that the Operating Partnership qualifies as a partnership for federal income tax purposes. No assurance can be provided, however, that the IRS will not challenge its status as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were to be successful in treating the Operating Partnership as an entity that is taxable as a corporation, we would cease to qualify as a REIT because the value our ownership interest in the Operating Partnership would exceed 5% of our assets and because we would be considered to hold more than 10% of the voting securities of another corporation. See "Taxation of Home Properties - Asset Tests." Also, the imposition of a corporate tax on the Operating Partnership would reduce significantly the amount of cash available for distribution to its limited partners. See "Tax Aspects of the Operating Partnership." Finally, the classification of the Operating Partnership as a corporation would cause its limited partners to recognize gain (upon the event that causes the Operating Partnership to be classified as a corporation) at least equal to their "negative capital accounts" (and possibly more, depending upon the circumstances).

     WE HAVE AN OWNERSHIP LIMIT ON OUR SHARES. In order for Home
Properties to maintain its qualification as a REIT, not more than 50% in value of our outstanding stock of the may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of its taxable year. Home Properties has limited ownership of the issued and outstanding shares of Common Stock by any single stockholder to 8.0% of the outstanding shares. Shares of Common Stock held by certain entities, such as qualified pension plans, are treated as if the beneficial owners of such entities were the holders of the Common Stock. These restrictions can be waived by the Board of Directors if it were satisfied, based upon the advice of tax counsel or otherwise, that such action would be in the best interests of Home Properties. Shares acquired or transferred in breach of the limitation may be redeemed by Home Properties for the lesser of the price paid or the average closing price for the ten trading days immediately preceding redemption or may be sold at the direction of Home Properties. A transfer of shares of Common Stock to a person who, as a result of the transfer, violates the ownership limit will be void and the shares will automatically be converted into shares of "Excess Stock", which is subject to a number of limitations. See "Description of Capital Stock -- Restrictions on Transfer" for additional information regarding the ownership limits.

OUR CHARTER AND VARIOUS AGREEMENTS MAY INHIBIT A CHANGE OF CONTROL.

     The Articles of Amendment and Restatement of the Articles of Incorporation, as amended, (the "Articles of Incorporation") authorize the Board of Directors to issue up to a total of 80 million shares of Common Stock and 10 million shares of preferred stock and to establish the rights and preferences of any shares issued. No shares of preferred stock are currently issued or outstanding. Further, under the Articles of Incorporation, the stockholders do not have cumulative voting rights.

     The percentage ownership limit, the issuance of preferred stock in the future and the absence of cumulative voting rights could have the effect of
(i) delaying or preventing a change of control of Home Properties even if a change in control were in stockholders' interest; (ii) deterring tender offers for the Common Stock that may be beneficial to the stockholders; or
(iii) limiting the opportunity for stockholders to receive a premium for their Common Stock that might otherwise exist if an investor attempted to assemble a block of Shares in excess of the percentage ownership limit or otherwise to effect a change of control of Home Properties.

     We have various agreements which may have the effect of discouraging a change of control of Home Properties due to the costs involved. The Articles Supplementary to our Articles of Incorporation under which our Series B Cumulative Convertible Preferred Stock was issued provide that upon a change of control of Home Properties or the Operating Partnership, under certain circumstances, the holder of such stock may require us to redeem it. Also, to assure that our management has appropriate incentives to focus on our business and Properties in the face of a change of control situation, we have adopted an executive, retention plan which provides some key employees with salary, bonus and certain benefit continuation in the event of a change of control.

POTENTIAL CONFLICTS OF INTEREST MAY AFFECT MANAGEMENT DECISIONS.

     Unlike persons acquiring Common Stock, our executive officers own most of their interest in Home Properties through Units. As a result of their status as holders of Units, the executive officers and other limited partners may have interests that conflict with stockholders with respect to business decisions affecting Home Properties and the Operating Partnership. In particular, certain executive officers may suffer different or more adverse tax consequence than Home Properties upon the sale or refinancing of some of the Properties as a result of unrealized gain attributable to certain Properties. Thus, executive officers and the stockholders may have different objectives regarding the appropriate pricing and timing of any sale or refinancing of Properties. In addition, executive officers of Home Properties, as limited partners of the Operating Partnership, have the right to approve certain fundamental transactions such as the sale of all or substantially all of the assets of the Operating Partnership, merger or consolidation or dissolution of the Operating Partnership and certain amendments to the Operating Partnership Agreement.

     We manage multifamily residential properties through the Operating Partnership and commercial and development properties and certain multifamily residential properties not owned by the Company through the Management Companies. As a result, officers of the Company will devote a significant portion of their business time and efforts to the management of properties not owned by Home Properties. Some officers of Home Properties have a significant interest in certain of the managed properties as the only stockholders of the general partners of the partnerships that own such managed properties and as holders of other ownership interests. Accordingly, such officers will have conflicts of interest between their fiduciary obligations to the partnerships that own such managed properties and their fiduciary obligations as officers and directors of the Company, particularly with respect to the enforcement of the management contracts
and timing of the sale of the managed properties.    In order to comply
with technical requirements of the Code pertaining to the qualification of REITs, the Operating Partnership owns all of the outstanding non-voting common stock (990 shares) of one of the Management Companies, Home Properties Management, Inc., and Norman and Nelson Leenhouts own all of the outstanding voting common stock (52 shares). The Operating Partnership also owns all of the outstanding non-voting common stock (891 shares) of the other Management Company, Conifer Realty Corporation, and Norman and Nelson Leenhouts and Richard Crossed own all of the outstanding voting common stock (48 shares). As a result, although Home Properties will receive substantially all of the economic benefits of the business carried on by the Management Companies through the Company's right to receive dividends, Home Properties will not be able to elect directors and officers of the Management Companies and, therefore, the Company's ability to cause dividends to be declared or paid or influence the day-to-day operations of the Management Companies will be limited. Furthermore, although Home Properties will receive a management fee for managing the managed properties, this fee has not been negotiated at arm's length and may not represent a fair price for the services rendered.

SHARES AVAILABLE FOR FUTURE SALE MAY AFFECT MARKET PRICES FOR OUR COMMON
STOCK.

     Sales of substantial amounts of shares of Common Stock in the public market or the perception that such sales might occur could adversely affect the market price of the Common Stock. The Operating Partnership has issued approximately 15,702,000 Units through December 15, 1999 to persons other than Home Properties or the Trust which may be exchanged on a one-for-one basis for shares of Common Stock under certain circumstances. We have issued Class A Convertible Preferred Stock and Class B Cumulative Convertible Preferred Stock which are convertible into approximately 3,346,000 shares of Common Stock in the aggregate. In addition, as of December 15, 1999, Home Properties has granted options to purchase approximately 1,290,000 shares of Common Stock to certain directors, officers and employees of Home Properties.

     All of the shares of Common Stock issuable upon the exchange of Units or the exercise of options will be "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be transferred unless they are registered under the Securities Act or are otherwise transferrable under Rule 144. The Company has filed or expects to file registration statements with respect to such shares of Common Stock, thereby allowing shares issuable under our stock benefit plans and in exchange for Units to be transferred or resold without restriction under the Securities Act. This Prospectus relates to the registration of the 1,679,543 shares issuable upon conversion of the Class B Cumulative Preferred Stock.


                    WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy reports, statements or other information at the SEC's public reference rooms in Washington D.C., New York, New York or Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov. You can also review copies of our SEC filings at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     We have filed with the SEC a registration statement on Form S-3 to register the securities. This prospectus is part of that registration statement and, as permitted by the SEC's rules, does not contain all the information set forth in the registration statement. For further information you may refer to the registration statement and to the exhibits and schedules filed as part of the registration statement. You can review and copy the registration statement and its exhibits and schedules at the public reference facilities maintained by the SEC as described above. The registration statement, including its exhibits and schedules, is also available on the SEC's web site.

     The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus and the information that we file with the SEC later will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     - - Annual Report on Form 10-K for the fiscal year ended December 31,
     1998;

     - - Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1999, June 30, 1999 and September 30, 1999;

     - - Current Reports on Form 8-K and Form 8-K/A dated July 2, 1999, July 29, 1999, July 30, 1999, October 5, 1999 and November 12, 1999;
     and

     - - The description of the common stock contained in our registration statement on Form 8-A filed under Section 12 of the Securities Exchange Act, including all amendments and reports filed for the purpose of updating that description.

     You may request a copy of these filings, at no cost, by writing or telephoning us at: Home Properties of New York, Inc., Attention: Ann M. McCormick, Secretary, 850 Clinton Square, Rochester, New York 14604; telephone number (716) 546-4900.

     YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT OR ADDITIONAL INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

             SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus contains, or incorporates by reference, statements that may be deemed to be "forward-looking" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and
Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Although Home Properties believes expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Factors that may cause actual results to differ include general economic and local real estate conditions, other conditions that might affect operating expenses, and the timely completion of repositioning activities within anticipated budgets, the actual pace of future acquisitions and developments, and continued access to capital to fund growth. Home Properties' actual results could differ materially from those set forth in the forward-looking statements. Other factors that might cause such a difference are discussed in the section entitled "Risk Factors."

                            SELLING SHAREHOLDER

     Home Properties agreed to register the resale by GE Capital Equity Investments, Inc., called the Selling Shareholder, of the 1,679,543 shares of Common Stock underlying its 2,000,000 Series B Cumulative Convertible Preferred Stock, which we refer to as the Series B Preferred Stock. The Selling Shareholder purchased the Series B Preferred Stock on September 29, 1999 in a direct placement by Home Properties. Our registration of the Common Stock does not necessarily mean that the Selling Shareholder will convert its Series B Preferred Stock into 1,679,543 shares of Common Stock (subject to certain adjustments) or that the Selling Shareholder will sell all or any of the shares of Common Stock issuable upon such conversion. We cannot estimate the number of shares that the Selling Shareholder will own upon completion of the offering.



                       DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of Home Properties consists of 80 million shares of common stock, $0.01 par value, of which approximately 19.6 million shares were outstanding on December 22, 1999; 10 million shares of preferred stock, $0.01 par value, 1,666,667 shares of which have been designated Series A Convertible Preferred Stock, all of which were outstanding as of December 22, 1999 and 2,000,000 shares of which have been designated Series B Preferred Stock, all of which were outstanding on December 22, 1999, and 10 million shares of "excess stock," $0.01 par value, of which no shares were outstanding on such date.

     For more detail about our Articles of Amendment and Restatement of Articles of Incorporation, as amended, and the Articles Supplementary thereto relating to the Series A Convertible Preferred Stock and the Series B Preferred Stock (sometimes collectively referred to as our "charter") and bylaws you should refer to the charter and bylaws, which have been filed as exhibits either to the registration statement of which this prospectus is a part, or to other reports incorporated by reference into this prospectus. In addition, for a discussion of limitations on the ownership of our capital stock, see "Risk Factors."




                               COMMON STOCK

     All shares of Common Stock offered will be duly authorized, fully paid, and nonassessable. Holders of the Common Stock will have no conversion, redemption, sinking fund or preemptive rights; however, shares of Common Stock will automatically convert into shares of Excess Stock as described below. Under the Maryland General Corporation Law ("MGCL"), stockholders are generally not liable for Home Properties' debts or obligations, and the holders of shares will not be liable for further calls or assessments by Home Properties. Subject to the provisions of Home Properties' Articles of Incorporation regarding Excess Stock described below, all shares of Common Stock have equal dividend, distribution, liquidation and other rights and will have no preference or exchange rights.

     Subject to the right of any holders of Preferred Stock to receive preferential distributions, the holders of the shares of Common Stock will be entitled to receive distributions in the form of dividends if and when declared by the Board of Directors of Home Properties out of funds legally available therefor, and, upon liquidation of Home Properties, each outstanding share of Common Stock will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all known debts and liabilities of Home Properties, including debts and liabilities arising out of its status as general partner of the Operating Partnership, and any liquidation preference of issued and outstanding Preferred Stock. Home Properties intends to continue paying quarterly distributions.

     The holder of each outstanding share of Common Stock is entitled to one vote on all matters presented to stockholders for a vote, subject to the provisions of Home Properties' Articles of Incorporation regarding Excess Stock described below. As described below, the Board of Directors of Home Properties has, and may in the future, grant holders of one or more series of Preferred Stock the right to vote with respect to certain matters when it fixes the attributes of such series of Preferred Stock. Pursuant to the MGCL, Home Properties cannot dissolve, amend its charter, merge another entity, sell all or substantially all its assets, engage in a share exchange or engage in similar transactions unless such action is approved by stockholders holding a majority of the outstanding shares entitled to vote on such matter. In addition, the Second Amended and Restated Partnership Agreement of the Operating Partnership, as amended (the "Partnership Agreement") requires that any merger or sale of all or substantially all of the assets of Operating Partnership be approved by partners holding a majority of the outstanding Units, excluding Operating Partnership Units held by Home Properties or the Trust. Home Properties' Articles of Incorporation provide that its Bylaws may be amended by its Board of Directors.

     The holder of each outstanding share of Common Stock is entitled to one vote in the election of directors who serve for terms of one year. Holders of the shares of Common Stock will have no right to cumulative voting for the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares entitled to vote in the election of directors will be able to elect all of the directors, subject to certain rights of the holders of Preferred Stock, described below. Directors may be removed only for cause and only with the affirmative vote of the holders of a majority of the shares entitled to vote in the election of directors.

                              PREFERRED STOCK

     We may issue shares of Preferred Stock from time to time, in one or more series, as authorized by the Board of Directors of Home Properties. The Board of Directors will fix the attributes of any Preferred Stock that it authorizes for issuance. Because the Board of Directors has the power to establish the preferences and rights of each series of Preferred Stock, it may afford the holders of any series of Preferred Stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of shares of Common Stock. The issuance of Preferred Stock could have the effect of delaying or preventing a change in control of Home Properties.

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Home Properties, then, before any distribution or payment shall be made to the holders of any shares of Common Stock, any Excess Shares or any other class or series of capital stock of Home Properties ranking junior to any outstanding Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of Home Properties, the holders of shares of each series of Preferred Stock shall be entitled to receive out of assets of Home Properties legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share, plus an amount equal to all dividends accrued and unpaid thereon (which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if such shares of Preferred Stock do not have cumulative dividend). After payment of the full amount of the liquidating distributions to which they are entitled, the holders of shares of Preferred Stock will have no right or claim to any of the remaining assets of Home Properties. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the available assets of Home Properties are insufficient to pay the amount of the liquidating distributions on all outstanding shares of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of Home Properties ranking on a parity with such shares of Preferred Stock in the distribution of assets, then the holders of such shares of Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     We have filed Articles Supplementary to our charter creating a series of preferred stock designated as "Series A Convertible Preferred Stock" which has substantially the same rights, privileges and preferences as the Class A limited partnership interest in the Operating Partnership formerly held by the State of Michigan Retirement System. The State of Michigan acquired the Class A limited partnership interest in December 1996 for $35,000,000. At the request of Home Properties, the State of Michigan Retirement System has exchanged its Class A Limited Partnership interest for 1,666,667 shares of the Series A Convertible Preferred Stock as of December 22, 1999. The rights, privileges and preferences of the Series A Convertible Preferred Stock are set forth in the Articles Supplementary to the charter creating that class of preferred stock. The Series A Convertible Preferred Stock has a preference over the Series B Cumulative Convertible Preferred Stock and the Common Stock as to dividends, which are payable quarterly at a rate equal to the greater of 9% per year or the rate declared and payable on comparable number of shares of Common Stock through December 30, 2003 on a cumulative basis. The Series A Convertible Preferred Stock also has a liquidation preference equal to $35,000,000 in the aggregate for all outstanding shares (or $21.00 per share). Pursuant to the terms of the agreement pursuant to which the State of Michigan Retirement System invested, we agreed to elect a nominee of the State of Michigan Retirement System to the Board of Directors of Home Properties and to nominate such director for reelection annually. Under the Articles Supplementary and the agreement pursuant to which Michigan invested, Home Properties has agreed not take certain actions without the consent of the State of Michigan such as creating any stock senior or on a parity with the Series A Convertible Preferred Stock, consolidating, merging or selling all or substantially all of its assets to another entity except under circumstances where the rights and preferences of the Series A Convertible Preferred Stock are protected. amending its charter or by-laws in a manner adverse to the holders of the Series A Preferred Stock and certain other matters described in those documents (each of which is filed as an exhibit to one of our filings with the Securities and Exchange Commission which is incorporated herein by reference). The Series A Convertible Preferred Stock is convertible into Common Stock on a one-for-one basis, subject to adjustment. Home Properties may call the Series A Preferred Stock for redemption on or after December 30, 2006 but the holders may elect to convert the shares into Common Stock prior to redemption.

     On September 30, 1999, Home Properties issued 2,000,000 shares of its newly authorized Series B Convertible Cumulative Preferred Stock, which we refer to as the "Series B Preferred Stock," in a private placement to the Selling Shareholder for $50,000,000. The Articles Supplementary to the charter establishing the Series B Preferred Stock sets forth the rights, privileges and preferences of that stock. The Series B Preferred Stock is junior to the right of payment to the Series A Convertible Preferred Stock, is entitled to a liquidation preference of $25.00 per share and dividends equal to the greater of the dividends payable on the shares of Common Stock into which the Series B Preferred Stock is convertible, or 8.36% of the liquidation preference (or $2.09 per share) each year. The Series B Preferred Stock is redeemable at the option of Home Properties after September 29, 2004 at the liquidation preference. Upon the occurrence of certain events, the Series B Preferred Stock may be subject to mandatory redemption at the option of the holders and, in certain instances, at a premium over the liquidation preference. Those events include: a change in control of Home Properties or the Operating Partnership, a merger, consolidation or sale of all or substantially all of the assets, incurrence of indebtedness in excess of 70% of total market capitalization, a loss of REIT status and other events described in the Articles Supplementary. The holders of the Series B Preferred Stock also have the right to elect two directors to the Board of Directors of Home Properties in the event that the preferred dividends are in arrears for six quarters (whether consecutive of not). The Series B Preferred Stock is convertible into 1,679,543 shares of Common Stock, subject to adjustment.

                 RESTRICTIONS ON TRANSFER OWNERSHIP LIMITS

     Our charter contains certain restrictions on the number of shares of capital stock that stockholders may own. For Home Properties to qualify as a REIT under the Code, no more than 50% in value of its outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code of 1986, as amended, to include certain entities) during the last half of a taxable year or during a proportionate part of a shorter taxable year. The capital stock must also be beneficially owned by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year. Because Home Properties expects to continue to qualify as a REIT, its charter contains restrictions on the ownership and transfer of shares of its capital stock intended to ensure compliance with these requirements. Subject to certain exceptions specified in the charter, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 8.0% (the "Ownership Limit") of the value of the issued and outstanding shares of capital stock of Home Properties. Certain entities, such as qualified pension plans, are treated as if their beneficial owners were the holders of the Common Stock held by such entities. Stockholders ("Existing Holders") whose holdings exceeded the Ownership Limit immediately after Home Properties' initial public offering of its Common Stock, assuming that all Units of the Operating Partnership are counted as shares of Common Stock, are permitted to continue to hold the number of shares they held on such date and may acquire additional shares of capital stock upon (i) the exchange of Units for Shares, (ii) the exercise of stock options or receipt of grants of shares of capital stock pursuant to a stock benefit plan, (iii) the acquisition of shares of capital stock pursuant to a dividend reinvestment plan, (iv) the transfer of shares of capital stock from another Existing Holder or the estate of an Existing Holder by devise, gift or otherwise, or (v) the foreclosure on a pledge of shares of capital stock; provided, no such acquisition may cause any Existing Holder to own, directly or by attribution, more than 17.5% (the "Existing Holder Limit") of the issued and outstanding Shares, subject to certain additional restrictions.

     The Board of Directors of Home Properties may increase or decrease the Ownership Limit and Existing Holder Limit from time to time, but may not do so to the extent that after giving effect to such increase or decrease (i) five beneficial owners of Shares could beneficially own in the aggregate more than 49.5% of the aggregate value of the outstanding capital stock of Home Properties or (ii) any beneficial owner of capital stock would violate the Ownership Limit or Existing Holder Limit as a result of a decrease. The Board of Directors may waive the Ownership Limit or the Existing Holder Limit with respect to a holder if such holder provides evidence acceptable to the Board of Directors that such holder's ownership will not jeopardize Home Properties' status as a REIT.

     Any transfer of outstanding capital stock of Home Properties ("Outstanding Stock") that would (i) cause any holder, directly or by attribution, to own capital stock having a value in excess of the Ownership Limit or Existing Holder Limit, (ii) result in shares of capital stock other than Excess Stock, if any, to be owned by fewer than 100 persons,
(iii) result in Home Properties being closely held within the meaning of section 856(h) of the Code, or (iv) otherwise prevent Home Properties from satisfying any criteria necessary for it to qualify as a REIT, is null and void, and the purported transferee acquires no rights to such Outstanding Stock.

     Outstanding Stock owned by or attributable to a stockholder or shares of Outstanding Stock purportedly transferred to a stockholder which cause such stockholder or any other stockholder to own shares of capital stock in excess of the Ownership Limit or Existing Holder Limit will automatically convert into shares of Excess Stock. Such Excess Stock will be transferred by operation of law to a separate trust, with Home Properties acting as trustee, for the exclusive benefit of the person or persons to whom such Outstanding Stock may be ultimately transferred without violating the Ownership Limit or Existing Holder Limit. Excess Stock is not treasury stock, but rather constitutes a separate class of issued and outstanding stock of Home Properties. While the Excess Stock is held in trust, it will not be entitled to vote, will not be considered for purposes of any stockholder vote or the determination of a quorum for such vote and will not be entitled to participate in dividends or other distributions. Any record owner or purported transferee of Outstanding Stock which has converted into Excess Stock (the "Excess Holder") who receives a dividend or distribution prior to the discovery by Home Properties that such Outstanding Stock has been converted into Excess Stock must repay such dividend or distribution upon demand. While Excess Stock is held in trust, Home Properties will have the right to purchase it from the trust for the lesser of (i) the price paid for the Outstanding Stock which converted into Excess Stock by the Excess Holder (or the market value of the Outstanding Stock on the date of conversion if no consideration was given for the Outstanding Stock)or (ii) the market price of shares of capital stock equivalent to the Outstanding Stock which converted into Excess Stock (as determined in the manner set forth in the Articles of Incorporation) on the date Home Properties exercises its option to purchase. Home Properties must exercise this right within the 90-day period beginning on the date on which it receives written notice of the transfer or other event resulting in the conversion of Outstanding Stock into Excess Stock. Upon the liquidation of Home Properties, distributions will be made with respect to such Excess Stock as if it consisted of the Outstanding Stock from which it was converted.

     Any Excess Holder, with respect to each trust created upon the conversion of Outstanding Stock into Excess Stock, may designate any individual as a beneficiary of such trust; provided, such person would be permitted to own the Outstanding Stock which converted into the Excess Stock held by the trust under the Ownership Limit or Existing Holder Limit and the consideration paid to such Excess Holder in exchange for designating such person as the beneficiary is not in excess of the price paid for the Outstanding Stock which converted into Excess Stock by the Excess Holder (or the market value of the Outstanding Stock on the date of conversion if no consideration was given for the Outstanding Stock). Home Properties' redemption right must have expired or been waived prior to such designation. Immediately upon the designation of a permitted beneficiary, the Excess Stock, if any, will automatically convert into shares of the Outstanding Stock from which it was converted and Home Properties as trustee of the trust will transfer such shares, if any, and any proceeds from redemption or liquidation to the beneficiary.

     If the restrictions on ownership and transfer, conversion provisions or trust arrangements in Home Properties' Articles of Incorporation are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the Excess Holder of any Outstanding Stock that would have converted into shares of Excess Stock if the conversion provisions of the Articles of Incorporation were enforceable and valid shall be deemed to have acted as an agent on behalf of Home Properties in acquiring such Outstanding Stock and to hold such Outstanding Stock on behalf of Home Properties unless Home Properties waives its right to this remedy.

     The foregoing ownership and transfer limitations may have the effect of precluding acquisition of control of Home Properties without the consent of its Board of Directors. All certificates representing shares of capital stock will bear a legend referring to the restrictions described above. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines, and the stockholders concur, that it is no longer in the best interests of Home Properties to attempt to qualify, or to continue to qualify, as a REIT. Approval of the limited partners of the Operating Partnership to terminate REIT status is also required.

                             OWNERSHIP REPORTS

     Every owner of more than 5% of the issued and outstanding shares of capital stock of Home Properties must file a written notice with Home Properties containing the information specified in the Articles of Incorporation no later than January 31 of each year. In addition, each stockholder shall, upon demand, be required to disclose to Home Properties in writing such information as Home Properties may request in order to determine the effect of such stockholder's direct, indirect and attributed ownership of shares of capital stock on Home Properties' status as a REIT or to comply with any requirements of any taxing authority or other governmental agency.

      CERTAIN OTHER PROVISIONS OF MARYLAND LAW AND CHARTER DOCUMENTS

     The following discussion summarizes certain provisions of MGCL and Home Properties' Articles of Incorporation and Bylaws. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles of Incorporation and Bylaws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus constitutes a part. See "Additional Information. - Limitation of Liability and Indemnification." The Articles of Incorporation and Bylaws limit the liability of directors and officers to Home Properties and its stockholders to the fullest extent permitted from time to time by the MGCL and require Home Properties to indemnify its directors, officers and certain other parties to the fullest extent permitted from time to time by the MGCL.

     Business Combinations. Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the outstanding voting stock of the corporation or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding voting stock of the corporation (an "Interested Stockholder") or an affiliate thereof, are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, in addition to any other required vote, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation, voting together as a single voting group, and (ii) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation (other than voting stock held by the Interested Stockholder who will, or whose affiliate will, be a party to the business combination or by an affiliate or associate of the Interested Stockholder) voting together as a single voting group. The extraordinary voting provisions do not apply if, among other things, the corporation's stockholders receive a price for their shares determined in accordance with the MGCL and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the Interested Stockholder becomes an Interested Stockholder. The Articles of Incorporation of Home Properties contain a provision exempting from these provisions of the MGCL any business combination involving the Leenhoutses (or their affiliates) or any other person acting in concert or as a group with any of the foregoing persons. Control Share Acquisitions. The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by the affirmative vote of two-thirds of the votes entitled to be cast on the matter other than "interested shares" (shares of stock in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors: an "acquiring person," an officer of the corporation or an employee of the corporation who is also a director). "Control shares" are shares of stock which, if aggregated with all other such shares of stock owned by the acquiring person, or in respect of which such person is entitled to exercise or direct the exercise of voting power of shares of stock of the corporation in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority of more of all voting power. Control shares do not include shares the acquiring person is entitled to vote as a result of having previously obtained stockholder approval. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by the charter or bylaws of the corporation. A person who has made or proposes to make a control share acquisition, under certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the control shares upon delivery of an acquiring person statement containing certain information required by the MGCL, including a representation that the acquiring person has the financial capacity to make the proposed control share acquisition, and a written undertaking to pay the corporation's expenses of the special meeting (other than the expenses of those opposing approval of the voting rights). If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the MGCL, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value, determined without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or, if a stockholder meeting is held, as of the date of the meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders' meeting before the control share acquisition and the acquiring person becomes entitled to exercise or direct the exercise of a majority or more of all voting power, all other stockholders may exercise rights of objecting stockholders under Maryland law to receive the fair value of their Shares. The fair value of the Shares for such purposes may not be less than the highest price per share paid by the acquiring person in the control share acquisition. Certain limitations and restrictions otherwise applicable to the exercise of objecting stockholders' rights do not apply in the context of a control share acquisition. The Articles of Incorporation contain a provision exempting from the control share acquisition statute any and all acquisitions to the extent that such acquisitions would not violate the Ownership Limit or Existing Owner Limit. There can be no assurance that such provision will not be amended or eliminated at any point in the future.

                     FEDERAL INCOME TAX CONSIDERATIONS

     The following summary of material federal income tax consequences regarding Home Properties and the common stock we are registering is based on current law, is for general information only and is not tax advice. The information in this section is based on the Internal Revenue Code as currently in effect, current, temporary and proposed Treasury Regulations promulgated under the Internal Revenue Code, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the IRS, including its practices and policies as expressed in private letter rulings which are not binding on the IRS except with respect to the particular taxpayers who requested and received such rulings, and court decisions, all as of the date of this prospectus. There is no assurance that future legislation, Treasury Regulations, administrative interpretations and practices or court decisions will not adversely affect existing interpretations. Any change could apply retroactively to transactions preceding the date of the change.

     We have not requested, and do not plan to request, any rulings from the IRS concerning our tax treatment and the statements in this prospectus are not binding on the IRS or a court. Thus, we can provide no assurance that these statements will not be challenged by the IRS or sustained by a court if challenged by the IRS. The tax treatment to holders of common stock will vary depending on a holder's particular situation and this discussion does not purport to deal with all aspects of taxation that may be relevant to a holder of common stock in light of his or her personal investments or tax circumstances, or to stockholders subject to special treatment under the federal income tax laws except to the extent discussed under the headings "Taxation of Tax-Exempt Stockholders" and "Taxation of Non-U.S. Stockholders." Stockholders subject to special treatment include, without limitation, insurance companies, financial institutions or broker-dealers, tax-exempt organizations, stockholders holding securities as part of a conversion transaction or hedge or hedging transaction or as a position in a straddle for tax purposes, foreign corporations and persons who are not citizens or residents of the United States.

     In addition, the summary below does not consider the effect of any foreign, state, local or other tax laws that may be applicable to holders of the common stock. If we meet the detailed requirements in the Internal Revenue Code for qualification as a REIT, which are summarized below, we will be treated as a REIT for federal income tax purposes. In this case, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" that generally results from investments in a corporation. Double taxation refers to the imposition of corporate level tax on income earned by a corporation and taxation at the shareholder level on funds distributed to a corporation's shareholders. If we fail to qualify as a REIT in any taxable year, we would not be allowed a deduction for dividends paid to our stockholders in computing taxable income and would be subject to federal income tax at regular corporate rates. Unless entitled to relief under specific statutory provisions, we would be ineligible to be taxed as a REIT for the four succeeding tax years. As a result, the funds available for distribution to our stockholders would be reduced. Each prospective purchaser should consult his or her own tax advisor regarding the specific tax consequences of the purchase, ownership and sale of common stock, including the federal, state, local, foreign and other tax consequences of such purchase, ownership and sale and of potential changes in applicable tax laws.

                        TAXATION OF HOME PROPERTIES

     General. We elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ended December 31, 1994. We believe we have been organized and have operated in a manner which qualifies for taxation as a REIT under the Internal Revenue Code commencing with our taxable year ended December 31, 1994. We intend to continue to operate in this manner. However, our qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Internal Revenue Code. Accordingly, there is no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT. Further, legislative, administrative or judicial action may change, perhaps retroactively, the anticipated income tax treatment described in this prospectus. See "Failure to Qualify."

     Home Properties was organized in conformity with the requirements for qualification as a REIT, and its method of operation has enabled it to meet the requirements for qualification and taxation as a REIT under the Code. This opinion is based on certain assumptions and is conditioned upon certain representations made by Home Properties as to certain factual matters relating to Home Properties' organization, manner of operation, income and assets. Nixon Peabody LLP is not aware of any facts or circumstances that are inconsistent with these assumptions and representations. Home Properties' qualification and taxation as a REIT will depend upon Home Properties' satisfaction of the requirements necessary to be classified as a REIT, discussed below, on a continuing basis. Nixon Peabody LLP will not review compliance with these tests on a continuing basis. Therefore, no assurance can be given that Home Properties will satisfy such tests on a continuing basis.

     The sections of the Internal Revenue Code that relate to the qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the sections of the Internal Revenue Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, relevant rules and regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code, and these rules and these regulations.

     If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" that generally results from investment in a corporation. However, Home Properties will be subject to federal income tax as follows:

     First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains; provided, however, that properly designated undistributed capital gains will effectively avoid taxation at the stockholder level. A REIT's "REIT taxable income" is the otherwise taxable income of the REIT subject to certain adjustments, including a deduction for dividends paid.

     Second, we may be subject to the "alternative minimum tax" on our items of tax preference under some circumstances.

     Third, if we have (a) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on this income. Foreclosure property is defined generally as property we acquired through foreclosure or after a default on a loan secured by the property or a lease of the property.

     Fourth, we will be subject to a 100% tax on any net income from prohibited transactions. Prohibited transactions generally include sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than the sale or disposition of foreclosure property.

     Fifth, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% test multiplied by (b) a fraction intended to reflect our profitability, if we fail to satisfy the 75% gross income test or the 95% gross income test but have maintained our qualification as a REIT because we satisfied other requirements. The gross income tests are discussed below.

     Sixth, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we fail to distribute during each calendar year at least the sum of: 85% of our REIT ordinary income for the year, 95% of our REIT capital gain net income for the year, and any undistributed taxable income from prior periods.

     Seventh, if we acquire any asset from a corporation which is or has been a C corporation in a transaction in which the basis of the acquired asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, and we subsequently recognize gain on the disposition of the asset during the ten-year period beginning on the date on which we acquired the asset, then we will be subject to tax at the highest regular corporate tax rate on this gain to the extent of the "built-in-gain" of the asset. The built-in- gain of an asset equals the excess of (a) the fair market value of the asset over (b) our adjusted basis in the asset, determined as of the date we acquired the asset from the C corporation. A C corporation is generally a corporation subject to full corporate-level tax. The results described in this paragraph with respect to the recognition of built-in gain assume that we will make an election pursuant to IRS Notice 88-19.

     Requirements for Qualification as a REIT. The Internal Revenue Code defines a REIT as a corporation, trust or association that:

     1. is managed by one or more trustees or directors;

     2. uses transferable shares or transferable certificates to evidence beneficial ownership;

     3. would be taxable as a domestic corporation, but for Sections 856 through 860 of the Internal Revenue Code;

     4. is not a financial institution referred to in Section 582(c) of the Internal Revenue Code or an insurance company to which subchapter L of the Internal Revenue Code applies;

     5. is beneficially owned by 100 or more persons;

     6. during the last half of each taxable year not more than 50% in value of its outstanding stock is owned, actually or constructively, by five or fewer individuals, as defined in the Internal Revenue Code to include the entities set forth in Section 542(a)(2) of the Internal Revenue Code; and

     7. meets other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

The Internal Revenue Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. Conditions (5) and (6) do not apply until after the first taxable year for which an election made to be taxed as a REIT. For purposes of condition
(6), pension funds and some other tax-exempt entities are treated as individuals, subject to a "look-through" exception in the case of pension funds. We have satisfied condition (5) and believe that we have issued sufficient shares to satisfy condition (6). In addition, our articles of incorporation provides for restrictions regarding ownership and transfer of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described in (5) and (6) above. These ownership and transfer restrictions are described in "Description of Capital Stock- Restrictions on Transfer." Primarily, though not exclusively, as a result of fluctuations in value among the different classes of our stock, these restrictions may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described
(5) and (6) above. If we fail to satisfy these share ownership requirements, our status as a REIT will terminate. However, if we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement. See "Failure to Qualify."

     In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. We have and will continue to have a calendar taxable year.

     Ownership of Subsidiaries. Internal Revenue Code Section 856(i) provides that a corporation which is a "qualified REIT subsidiary" shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction and credit of a "qualified REIT subsidiary" shall be treated as assets, liabilities and items of income of the REIT for all purposes of the Internal Revenue Code, including the REIT qualification tests. A "qualified REIT subsidiary" is defined for taxable years beginning on or before August 5, 1997, as any corporation if 100 percent of the stock of the corporation is held by the REIT at all times during the period the corporation was in existence.

     A "qualified REIT subsidiary" is defined for taxable years beginning after August 5, 1997, as any corporation 100 percent of the stock of which is owned by the REIT, without regard to prior ownership, and that is not a taxable REIT subsidiary. Each of our subsidiaries qualifies as a "qualified REIT subsidiary." Thus, in applying the requirements described herein, our subsidiaries are ignored, and all of our subsidiaries, assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction, and credit for all purposes of the Internal Revenue Code, including the REIT qualification tests. For this reason, references under "Federal Income Tax Consequences" to our income and assets include the income and assets of the our subsidiaries. Because our subsidiaries are treated as "qualified REIT subsidiaries" they will not be subject to federal income tax.

     In addition, our ownership of the voting securities of the subsidiaries will not violate the restrictions against ownership of securities of any one issuer which constitutes more than 10% of such issuer's voting securities or more than 5% in value of our assets, described below under "Asset Tests."

     Ownership of a Partnership Interest. In the case of a REIT which is a partner in a partnership, IRS regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership. Also, a partner in a partnership will be deemed to be entitled to the income of the partnership attributable to its proportionate share. The character of the assets and gross income of the partnership retains the same character in the hands of Home Properties for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the assets, liabilities and items of income of the Operating Partnership, including the Operating Partnership's share of these items for any partnership or limited liability company, are treated as our assets, liabilities and items of income for purposes of applying the requirements described in this prospectus.

     We have included a summary of the rules governing the Federal income taxation of partnerships and their partners below in "Tax Aspects of the Operating Partnership." We have direct control of the Operating Partnership and will continue to operate it consistent with the requirements for qualification as a REIT.

     Income Tests. We must satisfy two gross income requirements annually to maintain our qualification as a REIT. First, each taxable year we must derive directly or indirectly at least 75% of our gross income from investments relating to real property or mortgages on real property, including "rents from real property" and, in specific circumstances, interest, or from particular types of temporary investments. Gross income from prohibited transactions is excluded for purposes of determining if we satisfy this test. Second, each taxable year we must derive at least 95% of our gross income from these real property investments, dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Gross income from prohibited transactions is excluded for purposes of determining if we satisfy this test.

     The term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of the amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Rents we receive will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met.

     First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

     Second, the Internal Revenue Code provides that rents received from a "related party tenant" will not qualify as "rents from real property" in satisfying the gross income tests. A related party tenant is a tenant of Home Properties that Home Properties, or one or more actual or constructive owners of 10% or more of Home Properties, actually or constructively own in the aggregate 10% or more of such tenant. As a result of the passage of the Ticket to Work and Work Incentives Act of 1999 as enacted on December 17, 1999 (we refer to this as the "REIT Modernization Act"), for taxable years after December 31, 2000, Home Properties will be able to lease its properties to a taxable REIT subsidiary and the rents received from that subsidiary will not be disqualified from being "rents from real property" by reason of Home Properties' ownership interest in the subsidiary so long as the property is operated on behalf of the taxable REIT subsidiary by an "eligible independent contractor." A taxable REIT subsidiary is a corporation other than a REIT in which a REIT directly or indirectly holds stock and that has made a joint election with the REIT to be treated as a taxable REIT subsidiary. A taxable REIT subsidiary will be subject to federal income tax.

     Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to personal property will not qualify as "rents from real property." Under currently effective law, this 15% test is based on relative adjusted tax bases. As a result of the passage of the REIT Modernization Act, however, for taxable years beginning after December 31, 2000, the test will be based on relative fair market values.

     Finally, for rents received to qualify as "rents from real property," Home Properties generally must not operate or manage the property or furnish or render "impermissible services" to the tenants of the property, other than through an independent contractor from whom Home Properties derives no revenue. Home Properties may, however, directly perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. For Home Properties' taxable years beginning after December 31, 2000, impermissible services can be provided to tenants at a property by a taxable REIT subsidiary.

     It is expected that Home Properties' real estate investments will continue to give rise to income that will enable it to satisfy all of the income tests described above. Substantially all of Home Properties' income will be derived from its interest in the Operating Partnership, which will, for the most part, qualify as "rents from real property" for purposes of the 75% and the 95% gross income tests. We generally do not and do not intend to:

      charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a percentage of receipts or sales, as described above;

      rent any property to a related party tenant (except for leases to a taxable REIT subsidiary after December 31, 2000);

      derive rental income attributable to personal property, other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease; or

      perform services considered to be rendered to the occupant of the property, other than through an independent contractor from whom we derive no revenue.

Notwithstanding the foregoing, we may have taken and may continue to take the actions set forth above to the extent these actions will not, based on the advice of our tax counsel, jeopardize our status as a REIT.

     The Operating Partnership owns all of the non-voting common stock of the Management Companies, corporations that are taxable as regular corporations. The Management Companies will perform management, development, construction and leasing services for certain properties which the Company owns, holds general partnership interests in or manages. The income earned by and taxed to the Management Companies would be nonqualifying income if earned by Home Properties through the Operating Partnership. As a result of the corporate structure, the income will be earned by and taxed to the Management Companies and will be received by the Operating Partnership only indirectly as dividends that qualify under the 95% test, but not the 75% gross income test. We believe that the aggregate amount of any non-qualifying income in any taxable year has not exceeded and will not exceed the limit on non- qualifying income under the gross income tests.

     If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under specific provisions of the Internal Revenue Code. Generally, we may avail ourselves of the relief provisions if:

      our failure to meet these tests was due to reasonable cause and not due to willful neglect;

      we attach a schedule of the sources of our income to our federal income tax return; and

      any incorrect information on the schedule was not due to fraud with intent to evade tax.

It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. For example, if we fail to satisfy the gross income tests because nonqualifying income that we intentionally incur exceeds the limits on nonqualifying income, the IRS could conclude that our failure to satisfy the tests was not due to reasonable cause.

      If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in "Taxation of Home Properties -General," even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our excess net income. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite our periodic monitoring of our income.

     Prohibited Transaction Income. Any gain realized by us on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by the Operating Partnership, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. This prohibited transaction income may also adversely effect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction.

     The Operating Partnership intends to hold the properties for investment with a view to long- term appreciation, to engage in the business of acquiring, developing, owning, and operating its properties and to make occasional sales of the properties as are consistent with the Operating Partnership's investment objectives. However, the IRS may contend that one or more of these sales is subject to the 100% penalty tax.

     Asset Tests. At the close of each quarter of our taxable year, we also must satisfy three tests relating to the nature and diversification of our assets.

     First, at least 75% of the value of our total assets must be represented by real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include stock or debt instruments held for one year or less that are purchased with the proceeds of a stock offering or a long-term (at least five years) debt offering.

     Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset test.

     Third, of the investments included in the 25% asset class, the value of any one issuer's securities may not exceed 5% of the value of our total assets and we may not own more than 10% of any one issuer's outstanding voting securities.

     The Operating Partnership owns 100% of the nonvoting preferred stock of the Management Companies. The Operating Partnership does not and will not own any of the voting securities of the Management Companies. Therefore we will not be considered to own more than 10% of the voting securities of the Management Companies. In addition, we believe that the value of our pro rata share of the securities of the Management Companies held by the Operating Partnership did not exceed at any time up to and including the date of this prospectus 5% of the total value of our assets and will not exceed this amount in the future. No independent appraisals have been obtained. Counsel, in rendering its opinion as to the qualification of Home Properties as a REIT, is relying on the conclusions of management regarding the value of such securities of the Management Companies.

     As previously discussed, Home Properties is deemed to own its proportionate share of the assets of a partnership in which it is a partner so that the partnership interest, itself, is not a security for purposes of this asset test. After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire additional securities of the Management Companies or other securities or other property during a quarter, including an increase in our interests in the Operating Partnership, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter. We have maintained and will continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take such other actions within the 30 days after the close of any quarter as may be required to cure any noncompliance. If we fail to cure noncompliance with the asset tests within this time period, we would cease to qualify as a REIT.

     As a result of the REIT Modernization Act, for taxable years beginning after December 31, 2000, the 5% value test and the 10% voting security test will be modified in two respects. First, the 10% voting security test will be expanded so that Home Properties also will be prohibited from owning more than 10% of the value of the outstanding securities of any one issuer. Second, an exception to these tests will be created so that Home Properties will be permitted to own securities of a subsidiary that exceed the 5% value test and the new 10% vote or value test if the subsidiary elects to be a taxable REIT subsidiary. The Operating Partnership currently owns more than 10% of the total value of the outstanding securities of each of the non-controlled subsidiaries. The expanded 10% vote or value test, however, will not apply to a subsidiary unless either of the following occurs:

      the subsidiary engages in a substantial new line of business or acquires any substantial asset after July 12, 1999; or

      Home Properties has acquired, or acquires, additional securities of the subsidiary after July 12, 1999.

     At the present time, a final decision has not been made regarding which non-controlled subsidiaries, if any, will elect to be treated as taxable REIT subsidiaries. For taxable years beginning after December 31, 2000, not more than 20% of the value of our total assets will be permitted to be represented by securities of taxable REIT subsidiaries.

     It should be noted that the REIT Modernization Act contains two provisions that will ensure that taxable REIT subsidiaries will be subject to an appropriate level of federal income taxation. First, taxable REIT subsidiaries will be limited in their ability to deduct interest payments made to an affiliated REIT. Second, if a taxable REIT subsidiary pays an amount to a REIT that exceeds the amount that would be paid to an unrelated party in an arm's length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess.

     Annual Distribution Requirements. To maintain our qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to: the sum of:

      95% (90% for taxable years beginning after December 31, 2000) of our "REIT taxable income," computed without regard to the dividends paid deduction and our net capital gain, and

      95% (90% for taxable years beginning after December 31, 2000) of the after tax net income, if any, from foreclosure property, minus:

      the excess of the sum of particular items of noncash income over 5% of "REIT taxable income" as described above.

     These distributions must be paid in the taxable year to which they relate, or in the following taxable year if they are declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. These distributions are taxable to holders of common stock and convertible preferred stock, other than tax-exempt entities, as discussed below, in the year in which paid. This is so even though these distributions relate to the prior year for purposes of our 95% (90% for taxable years beginning after December 31, 2000) distribution requirement. The amount distributed must not be preferential (e.g., every shareholder of the class of stock to which a distribution is made must be treated the same as every other shareholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class).

     To the extent that we do not distribute all of our net capital gain or distribute at least 95% (90% for taxable years beginning after December 31, 2000), but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. We have made and intend to make timely distributions sufficient to satisfy these annual distribution requirements. We expect that our REIT taxable income will be less than our cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, we anticipate that we will generally have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. In this regard, the Partnership Agreement of the Operating Partnership authorizes Home Properties, as general partner, to take such steps as may be necessary to cause the Operating Partnership to distribute to its partners an amount sufficient to permit Home Properties to meet these distribution requirements. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable stock dividends. Under specific circumstances identified in the Internal Revenue Code, we may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

     Furthermore, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute during each calendar year, or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year, at least the sum of:

      85% of our REIT ordinary income for such year,

      95% of our REIT capital gain income for the year,

      and any undistributed taxable income from prior periods.

Any REIT taxable income and net capital gain on which this excise tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

                            FAILURE TO QUALIFY

     If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us and we will not be required to distribute any amounts to our stockholders. As a result, our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders.

     In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as ordinary income to the extent of our current and accumulated earnings and profits, and subject to limitations identified in the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be ineligible to be taxed as a REIT for the four tax years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

                   TAXATION OF TAXABLE U.S. STOCKHOLDERS

     As used below, the term "U.S. stockholder" means a holder of shares of common stock who, for United States federal income tax purposes: is a citizen or resident of the United States; is a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless, in the case of a partnership, Treasury Regulations provide otherwise; is an estate the income of which is subject to United States federal income taxation regardless of its source; or is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury Regulations, some trusts in existence on August 20, 1996, and treated as United States persons prior to this date that elect to continue to be treated as United States persons, are also considered U.S. stockholders.

     Distributions Generally. As long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, will constitute dividends taxable to our taxable U.S. stockholders as ordinary income. These distributions will not be eligible for the dividends-received deduction in the case of U.S. stockholders that are corporations. To the extent that we make distributions, other than capital gain dividends discussed below, in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. stockholder. This treatment will reduce the adjusted basis which each U.S. stockholder has in his shares of stock for tax purposes by the amount of the distribution. This reduction will not, however, reduce a holder's adjusted basis below zero. Distributions in excess of a U.S. stockholder's adjusted basis in his shares will be taxable as capital gain, provided that the shares have been held as a capital asset. In addition, these distributions will be taxable as long-term capital gain if the shares have been held for more than one year.

     Dividends that we declare in October, November, or December of any year and that are payable to a stockholder of record on a specified date in any of these months shall be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

     Capital Gain Distributions. Distributions that we properly designate as capital gain dividends will be taxable to taxable U.S. stockholders as gains, to the extent that they do not exceed our actual net capital gain for the taxable year, from the sale or disposition of a capital asset. Depending on the period of time we have held the assets which produced these gains, and on designations which we may make, these gains may be taxable to non-corporate U.S. stockholders at a 20% or 25% rate. U.S. stockholders that are corporations may, however, be required to treat up to 20% of some capital gain dividends as ordinary income.

     Passive Activity Losses and Investment Interest Limitations. Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders generally will not be able to apply any "passive losses" against this income or gain. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment income limitation. Gain arising from the sale or other disposition of our shares, however, will not be treated as investment income under some circumstances.

     Retention of Net Long-Term Capital Gains. We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. If we make this election, we would pay tax on our retained net long-term capital gains. In addition, to the extent we designate, a U.S. stockholder generally would: include its proportionate share of our undistributed long-term capital gains in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls subject to limitations as to the amount that is includable; be deemed to have paid the capital gains tax imposed on us on the designated amounts included in the U.S. stockholder's long-term capital gains; receive a credit or refund for the amount of tax deemed paid by it; increase the adjusted basis of its common stock by the difference between the amount of includable gains and the tax deemed to have been paid by it; and in the case of a U.S. stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations to be prescribed by the IRS.

                       DISPOSITIONS OF COMMON STOCK

     If you are a U.S. stockholder and you sell or dispose of your shares of common stock, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted basis in the shares for tax purposes. This gain or loss will be capital if you have held the common stock as a capital asset and will be long- term capital gain or loss if you have held the common stock for more than one year. In general, if you are a U.S. stockholder and you recognize loss upon the sale or other disposition of common stock that you have held for six months or less, after applying holding period rules set forth in the Internal Revenue Code, the loss you recognize will be treated as a long-term capital loss, to the extent you received distributions from us which were required to be treated as long-term capital gains.

                            BACKUP WITHHOLDING

     We report to our U.S. stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status. See "Taxation of Non-U.S. Stockholders."

                    TAXATION OF TAX-EXEMPT STOCKHOLDERS

     The IRS has ruled that amounts distributed as dividends by a qualified REIT do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt shareholder, except tax-exempt shareholders described below, has not held its shares as "debt financed property" within the meaning of the Internal Revenue Code and the shares are not otherwise used in a trade or business, dividend income from us will not be unrelated business taxable income to a tax-exempt shareholder. Similarly, income from the sale of shares will not constitute unrelated business taxable income unless a tax-exempt shareholder has held its shares as "debt financed property" within the meaning of the Internal Revenue Code or has used the shares in its trade or business.

     For tax-exempt shareholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Internal Revenue Code Section 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their own tax advisors concerning these "set aside" and reserve requirements.

     Notwithstanding the above, however, the Omnibus Budget Reconciliation Act of 1993 provides that, effective for taxable years beginning in 1994, a portion of the dividends paid by a "pension held REIT" shall be treated as unrelated business taxable income as to any trust which: is described in
Section 401(a) of the Internal Revenue Code; is tax-exempt under Section 501(a) of the Internal Revenue Code; and holds more than 10%, by value, of the interests in a REIT. Tax-exempt pension funds that are described in
Section 401(a) of the Internal Revenue Code are referred to below as "qualified trusts." A REIT is a "pension held REIT" if: it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that stock owned by qualified trusts shall be treated, for purposes of the "not closely held" requirement, as owned by the beneficiaries of the trust, rather than by the trust itself; and either at least one such qualified trust holds more than 25%, by value, of the interests in a REIT, or one or more such qualified trusts, each of which owns more than 10%, by value, of the interests in a REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.

     The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of: the unrelated business taxable income earned by Home Properties, treating Home Properties as if it were a qualified trust and therefore subject to tax on unrelated business taxable income, to the total gross income of Home Properties. A de minimis exception applies where the percentage is less than 5% for any year. The provisions requiring qualified trusts to treat a portion of REIT distributions as unrelated business taxable income will not apply if Home Properties is able to satisfy the "not closely held" requirement without relying upon the "look-through" exception with respect to qualified trusts. As a result of the limitations on the transfer and ownership of stock contained in our articles of incorporation, we are not and do not expect to be classified as a "pension held REIT."

                     TAXATION OF NON-U.S. STOCKHOLDERS

     When we use the term "non-U.S. stockholders," we mean holders of shares of common stock that are nonresident alien individuals, foreign corporations, foreign partnerships or foreign estates or trusts. The rules governing United States federal income taxation of the ownership and disposition of stock by persons that are non-U.S. stockholders are complex. No attempt is made in this prospectus to provide more than a brief summary of these rules. Accordingly, this discussion does not address all aspects of United States federal income tax and does not address state, local or foreign tax consequences that may be relevant to a non-U.S. stockholder in light of its particular circumstances. In addition, this discussion is based on current law, which is subject to change, and assumes that we qualify for taxation as a REIT. Prospective non- U.S. stockholders should consult with their own tax advisers to determine the impact of federal, state, local and foreign income tax laws with regard to an investment in stock, including any reporting requirements.

     Distributions. If we make a distribution that is not attributable to gain from the sale or exchange of United States real property interests and is not designated as capital gains dividends, then the distribution will be treated as dividends of ordinary income to the extent it is made out of current or accumulated earnings and profits. These distributions ordinarily will be subject to withholding of United States federal income tax on a gross basis at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, if the dividends are treated as effectively connected with the conduct by the non-U.S. stockholder of a United States trade or business, or if an income tax treaty applies, as attributable to a United States permanent establishment of the non-U.S. stockholder, the dividends will be subject to tax on a net basis at graduated rates, in the same manner as domestic stockholders are taxed with respect to such dividends and are generally not subject to withholding. Any such dividends received by a non-U.S. stockholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Under current Treasury Regulations, dividends paid to an address in a country outside the United States are generally presumed to be paid to a resident of the country for purposes of determining the applicability of the withholding rules discussed above and the applicability of a tax treaty rate. Under some treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. Certification and disclosure requirements must be satisfied to be exempt from withholding under the effectively connected income and permanent establishment exemptions discussed above.

     Distributions we make in excess of our current or accumulated earnings and profits will not be taxable to a non-U.S. stockholder to the extent that they do not exceed the adjusted basis of the stockholder's stock, but rather will reduce the adjusted basis of such stock. To the extent that these distributions exceed the adjusted basis of a non-U.S. stockholder's stock, they will give rise to gain from the sale or exchange of his stock. The tax treatment of this gain is described below. If it cannot be determined at the time a distribution is made whether or not a distribution will be in excess of current or accumulated earnings and profits, the distribution will generally be treated as a dividend for withholding purposes. However, the IRS will generally refund amounts that are withheld if it is subsequently determined that the distribution was, in fact, in excess of our current or accumulated earnings and profits.

     Distributions to a non-U.S. stockholder that we designate at the time of distribution as capital gains dividends, other than those arising from the disposition of a United States real property interest, generally will not be subject to United States federal income taxation, unless: investment in the stock is effectively connected with the non-U.S. stockholder's United States trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as domestic stockholders with respect to such gain, except that a stockholder that is a foreign corporation may also be subject to the 30% branch profits tax, as discussed above; or the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

     Distributions to a non-U.S. stockholder that are attributable to gain from our sale or exchange of United States real property interests will cause the non- U.S. stockholder to be treated as recognizing this gain as income effectively connected with a United States trade or business. Non-U.S. stockholders would thus generally be taxed at the same rates applicable to domestic stockholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, this gain may be subject to a 30% branch profits tax in the hands of a non-U.S. stockholder that is a corporation, as discussed above. We are required to withhold 35% of any such distribution. That amount is creditable against the non-U.S. stockholder's United States federal income tax liability. We or any nominee (e.g., a broker holding shares in street name) may rely on a certificate of non-foreign status on Form W-8 or Form W-9 to determine whether withholding is required on gains realized from the disposition of United States real property interests. A domestic person who holds shares of common stock on behalf of a non-U.S. stockholder will bear the burden of withholding, provided that we have properly designated the appropriate portion of a distribution as a capital gain dividend.

     Sale of Stock. If you are a non-U.S. stockholder and you recognize gain upon the sale or exchange of shares of stock, the gain generally will not be subject to United States taxation unless the stock constitutes a "United States real property interest" within the meaning of FIRPTA. If we are a "domestically controlled REIT," then the stock will not constitute a "United States real property interest." A "domestically-controlled REIT" is a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by non-U.S. stockholders. Because our shares of stock are publicly traded, there is no assurance that we are or will continue to be a "domestically-controlled REIT." Notwithstanding the foregoing, if you are a non-U.S. stockholder and you recognize gain upon the sale or exchange of shares of stock and the gain is not subject to FIRPTA, the gain will be subject to United States taxation if: your investment in the stock is effectively connected with a United States trade or business, or, if an income treaty applies, is attributable to a United States permanent establishment; or you are a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and you have a "tax home" in the United States. In this case, a nonresident alien individual will be subject to a 30% United States withholding tax on the amount of such individual's gain.

     If we are not or cease to be a "domestically-controlled REIT" whether gain arising from the sale or exchange by a non-U.S. stockholder of shares of stock would be subject to United States taxation under FIRPTA as a sale of a "United States real property interest" will depend on whether the shares are "regularly traded," as defined by applicable Treasury Regulations, on an established securities market and on the size of the selling non-U.S. stockholder's interest in our shares. If gain on the sale or exchange of shares of stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to regular United States income tax on this gain in the same manner as a U.S. stockholder and the purchaser of the stock would be required to withhold and remit to the IRS 10% of the purchase price. In addition in this case, non- U.S. stockholder would be subject to any applicable alternative minimum tax, nonresident alien individuals may be subject to a special alternative minimum tax and foreign corporations may be subject to the 30% branch profits tax.

     Backup Withholding Tax and Information Reporting. Backup withholding tax generally is a withholding tax imposed at the rate of 31% on reportable payments, as defined in Section 3406 of the Internal Revenue Code, to persons that fail to furnish the required information under the United States information reporting requirements. Backup withholding tax and information reporting will generally not apply to distributions paid to non-U.S. stockholders outside the United States that are treated as: dividends subject to the 30%, or lower treaty rate, withholding tax discussed above; capital gains dividends; or distributions attributable to gain from our sale or exchange of United States real property interests. As a general matter, backup withholding and information reporting will not apply to a payment of the proceeds of a sale of stock by or through a foreign office of a foreign broker. Information reporting, but not backup withholding, will apply, however, to a payment of the proceeds of a sale of stock by a foreign office of a broker that: is a United States person; derives 50% or more of its gross income for specific periods from the conduct of a trade or business in the United States; or is a "controlled foreign corporation" for United States tax purposes. Information Reporting will not apply if the broker has documentary evidence in its records that the holder is a non-U.S. stockholder and other conditions are met, or the stockholder otherwise establishes an exemption. Payment to or through a United States office of a broker of the proceeds of sale of stocks is subject to both backup withholding and information reporting unless the stockholder certifies under penalties of perjury that the stockholder is a non-U.S. stockholder, or otherwise establishes an exemption. A non-U.S. stockholder may obtain a refund of any amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

     New Withholding Regulations. Final regulations dealing with withholding tax on income paid to foreign persons and related matters were recently promulgated. In general, these new withholding regulations do not significantly alter the substantive withholding and information reporting requirements, but unify current certification procedures and forms and clarify reliance standards. For example, these new withholding regulations adopt a certification rule under which a foreign stockholder who wishes to claim the benefit of an applicable treaty rate with respect to dividends received from a United Stated corporation will be required to satisfy certification and other requirements. In addition, these new withholding regulations require a corporation that is a REIT to treat as a dividend the portion of a distribution that is not designated as a capital gain dividend or return of basis and apply the 30% withholding tax, subject to any applicable deduction or exemption, to such portion, and to apply the FIRPTA withholding rules, discussed above, with respect to the portion of the distribution designated by Home Properties as capital gain dividend. These new withholding regulations will generally be effective for payments made after December 31, 2000, subject to transition rules. The discussion set forth above in "Taxation of Non-U.S. Stockholders" does not take these new withholding regulations into account. Prospective non-U.S. stockholders are strongly urged to consult their own tax advisors with respect to these new withholding regulations.

                 TAX ASPECTS OF THE OPERATING PARTNERSHIP

     General. Substantially all of our investments will be held indirectly through the Operating Partnership. In general, partnerships are "pass-through" entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We will include in our income our proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we will include our proportionate share of assets held by the Operating Partnership. See "Taxation of Home Properties."

     Entity Classification. Our interests in the Operating Partnership involve special tax considerations, including the possibility of a challenge by the IRS of the status of the Operating Partnership as a partnership, as opposed to an association taxable as a corporation, for federal income tax purposes. If the Operating Partnership were treated as an association, it would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In such a situation, the character of our assets and items of gross income would change and preclude us from satisfying the asset tests and possibly the income tests (see "Taxation of Home Properties - Asset Tests" and "-Income Tests"). This, in turn, would prevent us from qualifying as a REIT. See "Taxation of Home Properties - Failure to Qualify" above for a discussion of the effect of our failure to meet these tests for a taxable year. In addition, a change in the Operating Partnership's status for tax purposes might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

     Treasury Regulations that apply for tax period beginning on or after January 1, 1997 provide that an "eligible entity" may elect to be taxed as a partnership for federal income tax purposes. An eligible entity is a domestic business entity not otherwise classified as a corporation and which has at least two members. Unless it elects otherwise, an eligible entity in existence prior to January 1, 1997, will have the same classification for federal income tax purposes that it claimed under the entity classification Treasury Regulations in effect prior to this date. In addition, an eligible entity which did not exist, or did not claim a classification, prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. The Operating Partnership intends to claim classification as a partnership under these regulations.

     Even if the Operating Partnership is taxable as a partnership under these Treasury Regulations, it could be treated as a corporation for federal income tax purposes under the "publicly traded partnership" rules of Section 7704 of the Internal Revenue Code. A publicly traded partnership is a partnership whose interests trade on an established securities market or are readily tradable on a secondary market, or the substantial equivalent thereof. While units of the Operating Partnership are not and will not be traded on an established trading market, there is some risk that the IRS might treat the units held by the limited partners of the Operating Partnership as readily tradable because, after any applicable holding period, they may be exchanged for our common stock, which is traded on an established market. A publicly traded partnership will be treated as a corporation for federal income tax purposes unless at least 90% of such partnership's gross income for a taxable year consists of "qualifying income" under the publicly traded partnership provisions of Section 7704 of the Internal Revenue Code. "Qualifying income" under Section 7704 of the Internal Revenue Code includes interest, dividends, real property rents, gains from the disposition of real property, and certain income or gains from the exploitation of natural resources. Therefore, qualifying income under Section 7704 of the Internal Revenue Code generally includes any income that is qualifying income for purposes of the 95% gross income test applicable to REITs. We anticipate that the Operating Partnership will satisfy the 90% qualifying income test under Section 7704 of the Internal Revenue Code and, thus, will not be taxed as a corporation.

     There is one significant difference, however, regarding rent received from related party tenants. For a REIT, rent from a tenant does not qualify as rents from real property if the REIT and/or one or more actual or constructive owners of 10% or more of the REIT actually or constructively own 10% or more of the tenant. See "Taxation of Home Properties - Income Tests." Under Section 7704 of the Internal Revenue Code, rent from a tenant is not qualifying income if a partnership and/or one or more actual or constructive owners of 5% or more of the partnership actually or constructively own 10% or more of the tenant.

     As described above, as a result of the passage of the REIT Modernization Act, for taxable years beginning after December 31, 2000, the Operating Partnership should be able to lease its real properties to a taxable REIT subsidiary and the rents received from that subsidiary would not be disqualified from being "rents from real property" under the REIT rules by reason of the Operating Partnership's ownership interest in the subsidiary. See "Federal Income Taxation of Home Properties-Income Tests." Home Properties and the Operating Partnership have not made a decision whether or not to lease any properties to taxable REIT subsidiaries in the future. If should be noted, though, that as a further result of the passage of the REIT Modernization Act, rent received from a taxable REIT subsidiary also would not be disqualified from being "qualifying income" under Section 7704 of the Internal Revenue Code because of the Operating Partnership's ownership of the taxable REIT subsidiary. Accordingly, Home Properties could lease its real property to one or more taxable REIT subsidiaries without, by virtue of that act, causing the Operating Partnership to be treated as a corporation for federal income tax purposes.

     Accordingly, we will need to monitor compliance with both the REIT rules and the publicly traded partnership rules. The Operating Partnership has not requested, nor does it intend to request, a ruling from the IRS that it will be treated as a partnership for federal income tax purposes. In the opinion of Nixon Peabody LLP, which is based on the provisions of the partnership agreement of the Operating Partnership and on certain factual assumptions and representations of Home Properties, the Operating Partnership has a reasonable basis for its claim to be classified as a partnership for federal income tax purposes and therefore should be taxed as a partnership rather than an association taxable as a corporation for periods prior to January 1, 1997. Nixon Peabody LLP's opinion is not binding on the IRS or the courts.

     Partnership Allocations. A partnership agreement will generally determine the allocation of income and losses among partners. However, these allocations will be disregarded for tax purposes if they do not comply with the provisions of Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated under this section of the Internal Revenue Code. Generally, Section 704(b) and the Treasury Regulations promulgated under this section of the Internal Revenue Code require that partnership allocations respect the economic arrangement of the partners. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The Operating Partnership's allocations of taxable income and loss are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated under this section of the Internal Revenue Code.

     Tax Allocations with Respect to the Properties. Under Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, must be allocated in a manner so that the contributing partner is charged with the "book-tax difference" associated with the property at the time of the contribution. The book-tax difference with respect to property that is contributed to a partnership is generally equal to the difference between the fair market value of contributed property at the time of contribution and the adjusted tax basis of the property at the time of contribution. These allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was formed by way of contributions of appreciated property, including some of the properties. Moreover, subsequent to the formation of the Operating Partnership, additional persons have contributed appreciated property to the Operating Partnership in exchange for interests in the Operating Partnership.

     The partnership agreement requires that these allocations be made in a manner consistent with Section 704(c) of the Internal Revenue Code. In general, limited partners of the Operating Partnership who acquired their limited partnership interests through a contribution of appreciated property will be allocated depreciation deductions for tax purposes which are lower than these deductions would be if determined on a pro rata basis. In addition, in the event of the disposition of any of the contributed assets which have a book-tax difference all income attributable to the book-tax difference will generally be allocated to the limited partners who contributed the property, and we will generally be allocated only our share of capital gains attributable to appreciation, if any, occurring after the time of contribution to the Operating Partnership. This will tend to eliminate the book-tax difference over the life of the Operating Partnership. However, the special allocation rules of Section 704(c) do not always entirely eliminate the book-tax difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed assets in the hands the Operating Partnership may cause us to be allocated lower depreciation and other deductions. Possibly we could be allocated an amount of taxable income in the event of a sale of these contributed assets in excess of the economic or book income allocated to us as a result of the sale. This may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements. See "Taxation of Home Properties - Annual Distribution Requirements."

     Treasury Regulations issued under Section 704(c) of the Internal Revenue Code provide partnerships with a choice of several methods of accounting for book- tax differences, including retention of the "traditional method" or the election of other methods which would permit any distortions caused by a book-tax difference to be entirely rectified on an annual basis or with respect to a specific taxable transaction such as a sale. We and the Operating Partnership have determined to use the "traditional method" for accounting for book-tax differences for the properties initially contributed to the Operating Partnership and for some assets acquired subsequently. We and the Operating Partnerships have not yet decided what method will be used to account for book-tax differences for properties acquired by the Operating Partnership in the future. Any property acquired by the Operating Partnership in a taxable transaction will initially have a tax basis equal to its fair market value, and Section 704(c) of the Internal Revenue Code will not apply.

     Basis in the Operating Partnership Interest. The adjusted tax basis in our interest in the Operating Partnership generally will be equal to: the amount of cash and the basis of any other property we contribute to the Operating Partnership, increased by our allocable share of the Operating Partnership's income and our allocable share of indebtedness of the Operating Partnership, and reduced, but not below zero, by our allocable share of losses suffered by the Operating Partnership, the amount of cash distributed to us and constructive distributions resulting from a reduction in our share of indebtedness of the Operating Partnership. If the allocation of our distributive share of the Operating Partnership's loss exceeds the adjusted tax basis of our partnership interest in the Operating Partnership, the recognition of this excess loss will be deferred until such time and to the extent that we have adjusted tax basis in our interest in the Operating Partnership. We will recognize taxable income to the extent that the Operating Partnership's distributions, or any decrease in our share of the indebtedness of the Operating Partnership, exceeds our adjusted tax basis in the Operating Partnership. A decrease in our share of the indebtedness of the Operating Partnership is considered a cash distribution.

     Sale of Partnership Property. Generally, any gain realized by a partnership on the sale of property held by the partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. However, under the REIT Requirements, Home Properties' share as a partner of any gain realized by the Operating Partnership on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of a trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. See "Taxation of Home Properties." Such prohibited transaction income will also have an adverse effect upon Home Properties' ability to satisfy the income tests for REIT status. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction.

     A safe harbor to avoid classification as a prohibited transaction exists as to real estate assets held for the production of rental income by a REIT for at least four years where in any taxable year the REIT has made no more than seven sales of property or, in the alternative, the aggregate of the adjusted bases of all properties sold does not exceed 10% of the adjusted bases of all of the REIT's properties during the year and the expenditures includable in a property's basis made during the four-year period prior to disposition must not exceed 30% of the property's net sales price. The Operating Partnership intends to hold its properties for investment with a view to long- term appreciation, to engage in the business of acquiring, developing, owning, and operating and leasing the properties and to make such occasional sales of the properties, including adjoining land, as are consistent with Home Properties' and the Operating Partnership's investment objectives. No assurance can be given, however, that every property sale by the Operating Partnership will constitute a sale of property held for investment.

                          OTHER TAX CONSEQUENCES

     State and Local Tax Considerations. We may be subject to state or local taxation in various state or local jurisdictions, including those in which we transact business and our stockholders may be subject to state or local taxation in various state or local jurisdiction, including those in which they reside. Our state and local tax treatment may not conform to the federal income tax consequences discussed above. In addition, your state and local tax treatment may not conform to the federal income tax consequences discussed above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in our shares.

     The Management Companies. A portion of the cash to be used by the Operating Partnership to fund distributions to partners is expected to come from the Management Companies, through interest payments and dividends on non-voting preferred stock to be held by the Operating Partnership. The Management Companies will pay federal and state tax on their net income at full corporate rates, which will reduce the cash available for distribution to stockholders. Home Properties expects that the Management Companies' income, after deducting its expenses, will not give rise to significant corporate tax liabilities. The amount of corporate tax liability will increase if the IRS disallows the items of expense which Home Properties expects to be allocated to the Management Companies.

     As described above in "Taxation of Home Properties - Income Tests" and " - Asset Tests," some of the non-controlled subsidiaries may elect to be treated as a taxable REIT subsidiary for years commencing after December 31, 2000. The non-controlled subsidiaries that make this election will be restrained in their ability to reduce their tax liability for two reasons. First, taxable REIT subsidiaries will be limited in their ability to deduct interest payments made to an affiliated REIT. Accordingly, if a non-controlled subsidiary elects to be treated as a taxable REIT subsidiary, it will be limited significantly in its ability to deduct interest payments on notes issued to the Operating Partnership. Second, if a taxable REIT subsidiary pays an amount to a REIT that exceeds the amount that would be paid in an arm's length transaction, the REIT generally will be subject to an excise tax equal to 100% of the excess. This rule generally will apply to amounts paid to the Operating Partnership by a non-controlled subsidiary that elects to be treated as a taxable REIT subsidiary.

     Possible Federal Tax Developments. The rules dealing with federal income taxation are constantly under review by the IRS, the Treasury Department and Congress. New federal tax legislation or other provisions may be enacted into law or new interpretations, rulings or Treasury Regulations could be adopted, all of which could affect the taxation of Home Properties or of its stockholders. No prediction can be made as to the likelihood of passage of any new tax legislation or other provisions either directly or indirectly affecting Home Properties or its stockholders. Consequently, the tax treatment described herein may be modified prospectively or retroactively by legislative, judicial or administrative action.

    RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

               For The Three                                     Original
                      Months                                     Properties*
                       Ended                            Aug. 4-  Jan. 1-
                    Sep. 30,  Year Ended December 31,  Dec. 31,  Aug. 3,
                        1999  1998  1997  1996  1995       1994     1994
Ratio of Earnings to
  Combined Fixed
  Charges and
  Preferred Stock
  Dividends             1.77  2.31  2.06  1.52  1.68        2.78    1.24


  *Original Properties is not a legal entity but rather a combination of twelve entities which were wholly owned by the predecessor corporation and its affiliates prior to the Company's initial public offering on August 4, 1994.

For purposes of computing the ratio of earnings to combined fixed charges, "earnings" consists of income from operations before Federal income taxes and fixed charges. "Fixed charges" consists of interest expense, capitalized interest, amortization of debt expense, such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case and preferred stock dividend requirements. Please refer to Exhibit 12.1 for detailed computation.


                           PLAN OF DISTRIBUTION

     This Prospectus relates to the offer by the Selling Shareholder of 1,679,543 shares of Common Stock issuable upon conversion of the Series B Preferred Stock. The Selling Shareholder is offering the shares for its own account, and not for the account of Home Properties. Home Properties will not receive any proceeds from the sale of the shares by the Selling Shareholder.

     The Common Stock offered hereby may be sold by the Selling Shareholder or by pledgees, donees, transferees or other successors-in-interest (including sales after exercise of conversion privileges). Such sales may be made in the over-the-counter market, in privately negotiated transactions, or otherwise, at prices and at terms then prevailing, at prices related to the then-current market prices or at negotiated prices, or, with respect to the common stock, in transactions on the New York Stock Exchange. The shares may be sold by one or more of the following methods:
a block trade in which the broker or dealer so engaged will attempt to sell the stock as agent but may position and resell a portion of the block as principal in order to consummate the transaction; a purchase by a broker or dealer as principal, and the resale by such broker or dealer for its account pursuant to this prospectus, including resale to another broker or dealer; or ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     In effecting sales, brokers or dealers engaged by the Selling Shareholder may arrange for other brokers or dealers to participate. Any such brokers or dealers will receive commissions or discounts from a selling shareholder in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any gain realized by such a broker or dealer on the sale of shares that it purchases as a principal may be deemed to be compensation to the broker or dealer in addition to any commission paid to the broker by the Selling Shareholder.

     The Selling Shareholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

     The Selling Shareholder has not advised Home Properties that it has entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of its shares, or that there is an underwriter or coordinating broker acting in connection with the proposed sale of shares by the Selling Shareholder.

     The securities covered by this prospectus may also be sold under Rule 144 instead of under this prospectus. Rule 144 provides an exemption from registration for the resale of securities by persons other than the issuer after the securities have been held by persons for at least one year from original issuance, and such securities are sold in strict compliance with Rule 144 "manner of sale" requirements and maximum number of shares requirements.

     Home Properties will pay all reasonable expenses of registration of the Common Stock (other than fees and expenses of investment bankers, brokerage commissions and the Selling Shareholder's counsel fees and expenses, if any). In addition, we have agreed to indemnify the Selling Shareholder against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Selling Shareholder will be subject to the prospectus delivery requirements of the Securities Act of 1933, which may include, with respect to the Common Stock, delivery through the facilities of the New York Stock Exchange pursuant to Rule 153.

     The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of the shares in the market and to the activities of the Selling Shareholder.

     There is no assurance that the Selling Shareholder will sell any or all of the shares offered hereby.

                                  EXPERTS

     The consolidated balance sheets as of December 31, 1998 and 1997, and the consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998, incorporated in this Prospectus by reference to the Annual Report on Form 10-K, have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

     In addition, the Statement of Revenues and Certain Expenses for the year ended December 31, 1998, incorporated by reference in this Prospectus, for the audits of (1) CRC Portfolio included in Form 8-K/A Amendment No. 1 dated July 1, 1999 and filed on July 29, 1999; (2) the Mid Atlantic Portfolio included in Form 8-K dated July 15, 1999 and filed July 30, 1999; and (3) the Ridley Portfolio and the Colony Apartments included in Form 8-K/A Amendment No. 1 dated February 18, 1999 and filed on November 12, 1999, have been incorporated herein in reliance on the reports, of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                               LEGAL MATTERS

     The legality of the shares of Common Stock offered hereby, which is to be issued upon conversion of the Series B Preferred Stock, will be passed upon by Nixon Peabody LLP. In addition, Nixon Peabody LLP will provide an opinion with respect to certain tax matters described under "Federal Income Tax Considerations."

                                  PART II
                  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table is an itemized listing of expenses to be incurred by Home Properties in connection with the issuance and distribution of the shares of Common Stock being registered hereby, other than discounts and commissions:

SEC Registration Fee ........................... $11,916.36
NYSE Listing Fee ...........................       2,000.00*
Legal Fees and Expenses ....................       3,500.00*
Accounting Fees and Expenses ...............       1,500.00*
Miscellaneous ..............................       2,000.00*
                                                  ----------
Total ................................           $20,916.36*
*Estimate

Item 15. Indemnification of Directors and Officers

      Home Properties' officers and directors are and will be indemnified under Maryland law, the Articles of Incorporation of Home Properties and the Partnership Agreement ("Operating Partnership Agreement") of Home Properties of New York, L.P., a New York limited partnership of which Home Properties is the general partner, against certain liabilities. The Articles of Incorporation require Home Properties to indemnify its directors and officers to the fullest extent permitted from time to time by the laws of Maryland. The Bylaws contain provisions which implement the indemnification provisions of the Articles of Incorporation.

     The Maryland General Corporation Law ("MGCL") permits a corporation to indemnify its directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty, or the director or officer actually received an improper personal benefit in money, property or services, or in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. No amendment of the Articles of Incorporation of Home Properties shall limit or eliminate the right to indemnification provided with respect to acts or omissions occurring prior to such amendment or repeal. Maryland law permits Home Properties to provide indemnification to an officer to the same extent as a director, although additional indemnification may be provided if such officer is not also a director.

     The MGCL permits the articles of incorporation of a Maryland corporation to include a provision limiting the liability of its directors and officers to the II-1 corporation and its stockholders for money damages, subject to specified restrictions. The MGCL does not, however, permit the liability of directors and officers to the corporation or its stockholders to be limited to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services (to the extent such benefit or profit was received) or (2) a judgment or other final adjudication adverse to such person is entered in a proceeding based on a finding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. The Articles of Incorporation of Home Properties contain a provision consistent with the MGCL. No amendment of the Articles of Incorporation shall limit or eliminate the limitation of liability with respect to acts or omissions occurring prior to such amendment or repeal.

     The Operating Partnership Agreement also provides for indemnification of Home Properties and its officers and directors to the same extent indemnification is provided to officers and directors of Home Properties in its Articles of Incorporation, and limits the liability of Home Properties and its officers and directors to the Operating Partnership and its partners to the same extent liability of officers and directors of Home Properties to Home Properties and its stockholders is limited under Home Properties' Articles of Incorporation.

     Home Properties has entered into indemnification agreements with each of Home Properties' directors and certain of its officers. The indemnification agreements require, among other things, that Home Properties indemnify its directors and those officers to the fullest extent permitted by law, and advance to the directors and officers all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Home Properties also must indemnify and advance all expenses incurred by directors and officers seeking to enforce their rights under the indemnification agreements, and cover directors and officers under Home Properties' directors' and officers' liability insurance. Although the form of indemnification agreement offers substantially the same scope of coverage afforded by provisions in the Articles of Incorporation and the Bylaws and the Operating Partnership Agreement of the Operating Partnership, it provides greater assurance to directors and officers that indemnification will be available, because, as a contract, it cannot be modified unilaterally in the future by the Board of Directors or by the stockholders to eliminate the rights it provides. Home Properties has purchased insurance under a policy that insures both Home Properties and its officers and directors against exposure and liability normally insured against under such policies, including exposure on the indemnities described above.

Item 16. Exhibits

3.1  Articles Supplementary with respect to the Series A
     Convertible Preferred Stock*
4.1  Amendment to Partnership Interest Purchase Agreement and
     Exchange Agreement*
4.2  Amendment No. 27 to Second Amended and Restated Agreement
     of Limited Partnership of the Operating Partnership*
5.1  Opinion of Nixon Peabody LLP as to legality of Common Stock*
8.1  Opinion of Nixon Peabody LLP as to certain tax matters*
12.1 Computation of Ratios of Earnings to Combined Fixed Charges
     and Preferred Stock Dividend*
23.1 Consent of Nixon Peabody LLP (included as part of Exhibits 5.1 and 8.1)
23.2 Consent of PricewaterhouseCoopers LLP*
24   Power of Attorney (included on signature page)

* Included with this filing.

Item 17. Undertakings

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

     (1) To file, during any period in which offers or sales are being made, a post- effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rochester, New York, on the 28th day of December, 1999.

                              HOME PROPERTIES OF NEW YORK, INC.

                               By: /s/ Amy L. Tait


                              ---------------------------
                              Amy L. Tait
                              Executive Vice President

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints Norman P. Leenhouts, Nelson B. Leenhouts, Richard J. Crossed and Amy L. Tait, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post- effective amendments) to the Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agents, and each of them, full power and authority to do and person each and every act and thing requisite or necessary that he might do in person. Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                          Title          Date

/S/ NORMAN P. LEENHOUTS  Director, Chairman    December 28, 1999
Norman P. Leenhouts      and Co-Chief Executive
                         Officer
                    (Principal Executive Officer)

/S/ NELSON B. LEENHOUTS  Director, President   December 28, 1999
Nelson B. Leenhouts      and Co-Chief Executive
                         Officer
                    (Principal Executive Officer)

/S/ RICHARD J. CROSSED   Director, Executive   December 28, 1999
Richard J. Crossed       Vice President

/S/ AMY L. TAIT          Director, Executive   December 28, 1999
Amy L. Tait              Vice President and
                         Chief Operating Officer

/S/ DAVID P. GARDNER     Vice President,Chief  December 28, 1999
David P. Gardner         Financial Officer and
                         Treasurer
                    (Principal Financial and Accounting Officer)

/S/ BURTON S. AUGUST, SR      Director        December 28, 1999
Burton S. August, Sr

/S/ WILLIAM BALDERSTON, III   Director        December 28, 1999
William Balderston, III

/S/ LEONARD F. HELBIG, III    Director        December 28, 1999
Leonard F. Helbig, III

/S/ ALAN L. GOSULE           Director         December 28, 1999
Alan L. Gosule

/S/ ROGER W. KOBER           Director         December 28, 1999
Roger W. Kober

/S/ ALBERT H. SMALL          Director         December 28, 1999
Albert H. Small

/S/ CLIFFORD W. SMITH, JR     Director        December 28, 1999
Clifford W. Smith, Jr.

/S/ PAUL L. SMITH             Director        December 28, 1999
Paul L. Smith

                               EXHIBIT INDEX
                     Home Properties of New York, Inc.
                              (the "Company")
             Registration Statement on Form S-3 No. 333-______

NUMBER    DESCRIPTION                                  LOCATION


3.1      Articles Supplementary with respect           *
         to the Series A Convertible Preferred Stock

4.1      Amendment to Partnership Interest              *
         Purchase Agreement and Exchange Agreement

4.2      Amendment No. 27 to Second Amended             *
         and Restated Agreement
         of Limited Partnership of the Operating
         Partnership

5.1      Opinion of Nixon Peabody LLP regarding        *
         the legality of the Common Stock being
         registered

8.1      Opinion of Nixon Peabody LLP regarding        *
         certain tax matters

12.1     Computation of Ratios of Earnings to          *
         Combined Fixed Charges and Preferred
         Stock Dividend

23.1     Consent of Nixon Peabody LLP             Included with
                                                  Exhibits 5.1
                                                  and 8.1

23.2     Consent of PricewaterhouseCoopers LLP         *

24       Power of Attorney                        Included on
                                                  signature page

* Filed herewith